SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERE
TO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934
(Amendment No. 13)*

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares Nominal value NIS 0.65 per share	M7524R108
(Title of class of securities)	(CUSIP number)

Tom S. Wyler
c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel
Telephone: (972) 9–9709288

(Name, address and telephone number of person authorized to receive notices and communications)

September 12, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

Explanatory Note

This statement on Schedule 13D is being filed solely to include Exhibits 99.12 and 99.13, which were inadvertently left out of Amendment No. 12 to the statement on Schedule 13D, which amendment was filed on November 5, 2012 ("Amendment No. 12").  No other changes have been made to Amendment No. 12.

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Tom S. Wyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 159,218 (*)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 159,218 (*)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 159,218 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.17%(**)
14	TYPE OF REPORTING PERSON: IN

(*) All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

(**) Based on 3,820,961 Ordinary Shares outstanding as of October 24, 2012 (such number includes 2,400 vested restricted shares held by or for the benefit of Tom S. Wyler.  Such number excludes (i) 58,695 Ordinary Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 5,600 Ordinary Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 24, 2012 or within 60 days thereafter, as provided by the Company).

Item 1.                Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated as follows:

This Schedule 13D supplements information disclosed by Mr. Tom S. Wyler (the “Reporting Person”) on Amendment No. 11 (“Amendment No. 11”) to the statement on Schedule 13D filed on June 30, 2011 relating to Ordinary Shares, par value NIS 0.65 per share (the “Ordinary Shares”), of Optibase Ltd., a company organized under the laws of Israel (the “Issuer” or the "Company").  Amendment No. 11 related to a Schedule 13D originally filed on March 26, 2001 (the “Statement”), which was amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on July 18, 2001, Amendment No. 5 filed on November 25, 2003, Amendment No. 6 filed on June 9, 2005, Amendment No. 7 filed on July 12, 2006, Amendment No. 8 filed on June 25, 2008, Amendment No. 9 filed on August 18, 2008, and Amendment No. 10 filed September 10, 2009.  The Statement was originally filed on behalf of Tom S. Wyler, Arthur Mayer-Sommer and Festin Management Corp.

The purpose of this Schedule 13D is to report the disposition of 1,797,290 Ordinary Shares by Mr. Wyler, and is being filed solely on behalf of Mr. Wyler as the Reporting Person.  All references to Ordinary Shares in this Statement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.

Item 2.                 Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

Mr. Wyler currently serves as a director and President of the Registrant. Mr. Wyler’s business address is c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel.  Mr. Wyler, in the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Wyler is a citizen of Switzerland.

Item 4.                 Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

The Reporting Person specifically reserves the right to continue to acquire Ordinary Shares from time to time in the open market or otherwise and to sell any Ordinary Shares at any time and from time to time in the open market or otherwise. In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders the Issuer matters that may be of common concern.  No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

Except as set forth in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.                 Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)  Tom S. Wyler is the beneficial owner of 159,218 Ordinary Shares (such number includes 2,400 vested restricted shares), or approximately 4.17% of the total outstanding Ordinary Shares (based on the number of Ordinary Shares outstanding as of October 24, 2012 of 3,820,961 (such number includes 2,400 vested restricted shares; such number excludes (i) 58,695  Ordinary Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 5,600 Ordinary Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of October 24, 2012 or within 60 days thereafter, as provided by the Company).  This number does not include options held by or for the benefit of Mr. Wyler to purchase 20,000 Ordinary Shares that expired on December 16, 2011.

(b)  Tom S. Wyler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 159,218 Ordinary Shares referred to above.

(c)  Except as otherwise described herein, the Reporting Person has not effected any transaction in the shares of Optibase during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Ordinary Shares on September 12, 2012.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by adding the following paragraphs:

On September 12, 2012, Mr. Wyler entered into an agreement with Gesafi Real Estate S.A. ("Gesafi") to provide Gesafi with 500,000 Ordinary Shares owned by Mr. Wyler in exchange for setting off an aggregate sum of $5,000,000 (representing consideration of $10.00 per share) against the loan granted to Mr. Wyler under a loan agreement dated May 26, 2011 (the September 12, 2012 agreement between Mr. Wyler and Gesafi is referred to as the "Gesafi Set-Off Loan Agreement").  Pursuant to the Gesafi Set-Off Loan Agreement, the remaining consideration payable by Mr. Wyler to Gesafi under the May 26, 2011 loan agreement in the amount of $261,813.96 would be addressed in a separate agreement.  The Gesafi Set-Off Loan Agreement closed on September 12, 2012, upon which the May 26, 2011 loan agreement was cancelled.  (Note that references to Ordinary Shares above in the Gesafi Set-Off Loan Agreement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.)

On September 12, 2012, Mr. Wyler entered into an agreement with The Capri Family Foundation ("Capri") to provide Capri with 1,297,290 Ordinary Shares owned by Mr. Wyler exchange for setting off an aggregate sum of $12,972,896 (representing consideration of $10.00 per share) against loans granted to Mr. Wyler under loan agreements dated September 9, 2004, May 27, 2006, June 18, 2008, and August 14, 2008 with Equilex Trust Reg., as Trustee of the Capri Trust (the September 12, 2012 agreement between Mr. Wyler and Capri is referred to as the "Capri Set-Off Loan Agreement").  Each of the loan agreements dated September 9, 2004, May 27, 2006, June 18, 2008, and August 14, 2008 was assigned to Capri as of December 2009.  Pursuant to the Capri Set-Off Loan Agreement, the remaining consideration payable by Mr. Wyler to Capri under the loan agreements dated September 9, 2004, May 27, 2006, June 18, 2008, and August 14, 2008 in the amount of $11,474,342.17 would be addressed in a separate agreement.  The Capri Set-Off Loan Agreement closed on September 12, 2012, upon which the loan agreements dated September 9, 2004, May 27, 2006, June 18, 2008, and August 14, 2008 were cancelled.  (Note that references to Ordinary Shares above in the Capri Set-Off Loan Agreement have been adjusted for the one-for-five reverse stock split effective September 27, 2012.)

Item 7.                  Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

*99.1
Loan Agreement dated May 27, 2006 between Reporting Person and Equilex Trust Reg. as Trustee of the Capri Trust (the “Trust”) (including the Loan Agreement dated September 9, 2004 between Mr. Wyler and the Trust, which was filed as an exhibit thereto).

*99.2	Deed of Pledge between the Trust and the Reporting Person relating to 120,368 Ordinary Shares.

*99.3	Deed of Pledge between the Trust and the Reporting Person relating to 360,000 Ordinary Shares.

*99.4	Share Purchase Agreement between the Issuer and the Reporting Person dated May 6, 2008.

*99.5	Loan Agreement dated June 18, 2008 between Reporting Person and the Trust.

*99.6	Deed of Pledge between the Trust and the Reporting Person relating to 563,382 Ordinary Shares.

*99.7	Loan Agreement dated August 14, 2008 between Reporting Person and the Trust.

*99.8	Deed of Pledge between the Trust and the Reporting Person relating to 253,542 Ordinary Shares.

*99.9	Information concerning transactions in the Ordinary Shares effected by the Reporting Person.

*99.10	Loan Agreement dated May 26, 2011 between Reporting Person and the Gesafi Real Estate S.A.

*99.11	Deed of Pledge between the Lender and the Reporting Person relating to 500,000 Ordinary Shares.

99.12
Agreement between The Capri Family Foundation and Tom Wyler dated September 12, 2012 relating to 1,297,290 Ordinary Shares (for Exhibit A to this Agreement, see the Loan Agreements dated September 9, 2004, May 27, 2006, June 18, 2008, and August 14, 2008, referenced above in Exhibits 99.1, 99.5, and 99.7, respectively).

99.13
Agreement between Gesafi Real Estate S.A. and Tom Wyler dated September 12, 2012 relating to 500,000 Ordinary Shares (for Exhibit A to this Agreement, see Loan Agreement dated May 26, 2011, referenced above in Exhibit 99.10).

_____________________________

* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Tom. S. Wyler
Tom S. Wyler

November 1, 2012